1934 Act Registration No. 000-50826

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2009

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Corporation Reports Unaudited First Quarter 2009 Financial Results	4

FORWARD-LOOKING STATEMENTS

The Press Releases of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Such forward-looking statements include, without limitation, statements that are not historical fact relating to the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-116172), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: May 13, 2009
	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

KongZhong Corporation Reports Unaudited First Quarter 2009 Financial Results

Beijing, China, May 13, 2009 – KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China, today announced its unaudited first quarter 2009 financial results.

First Quarter 2009 Financial Highlights:

(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on United States Generally Accepted Accounting Principles (GAAP) and denominated in US dollars)

●
Revenues exceeded guidance – Total revenues for the first quarter of 2009 (“1Q09”) increased 38%  year-over-year and increased 11% quarter-over-quarter to $ 29.6 million (“mn”), exceeding the Company’s first-quarter revenue guidance of $27.5 mn to $28.5 mn.

●	Gross margin stabilized - Total gross margin was 49% in 1Q09 or roughly the same level as in the fourth quarter of 2008 (“4Q08”).

●	Mobile game accounted for 17% of total revenue in 1Q09, compared to 10% in 4Q08

●
Significant increase in net income - 1Q09 net income was $2.52 mn, a significant increase compared with 4Q08 net income of $ 0.52 mn.  Diluted net income per ADS was $0.07 based on 36.74 mn ADS outstanding as of March 31, 2009.

●
Non-GAAP net income was $3.73 mn and Non-GAAP diluted net income per ADS was $0.10.  (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

●
$141.67 mn in cash and cash equivalents – As of March 31, 2009, the Company had $ 141.67 mn in cash and cash equivalents, including funds received from the issuance of US$ 6.78 mn in convertible senior notes to Nokia Growth Partners.

Commenting on the results, the Company’s Chairman and Chief Executive Officer, Leilei Wang, said, “In my first full quarter as CEO of KongZhong, I'm pleased to report that we have returned the Company to a positive operating profit and positioned the Company for future growth opportunities.

“During the quarter, we estimate that KongZhong is now the No. 1 mobile game publisher / developer in the mainland China market based on revenues, as we continued to enhance our in-house development capabilities while expanding our mobile game distribution channels.

“In addition, while we continued to enhance our market leading mobile entertainment content offerings on Kong.net with leading media firms like Titan Sports, we have also been increasing our efforts to supplement Kong.net by developing new mobile game social networking services.  With the benefit of having over 3.0 mn unique daily users on Kong.net today, our team has launched a number of new initiatives including China's first flash-lite mobile game community, a new mobile avatar system, China's first mobile social game, ‘Nong Chang Da Heng’ and more importantly, through these new initiatives we have begun to generate revenues based on our  ‘Traffic to Transaction’ or ‘T2T’ strategy which leverages Kong.net's mobile-based virtual currency system.  While we expect to continue to invest in Kong.net, the early results of monetisation are encouraging and we expect Kong.net's user base and revenues to grow rapidly this year.

“Lastly, our WVAS business performed in-line with our goal in providing a strong cashflow source for our mobile game and Kong.net businesses.  Although there was some impact from mobile operator policies related to handset embedding and other marketing channels due to consumer day, KongZhong is well positioned as a top-3 service provider in each of the major WVAS categories, providing us with strong relationships with each of the Chinese mobile operators and positioning us well for 3G opportunities.

“Overall, I'm very pleased with our results for the 1st quarter of 2009 and look forward to building upon these achievements as we seek to become the pre-eminent leader of the mobile Internet industry in China.”

Subsequent Developments:

On March 27, 2009, the Company entered into an agreement with Mailifang to acquire 100% of its equity interest.  The acquisition was closed in April 2009. Please see financial footnotes for more detail.

Mailifang is engaged in the business of developing and publishing mobile games in mainland China.  The acquisition is expected to strengthen the Company's technical competence in the area of mobile game development and broaden the Company's distribution channels for mobile games in mainland China.

Financial Results:

	For the Three Months Ended March 31, 2008 (US$ thousands)	For the Three Months Ended December 31, 2008 (US$ thousands)	For the Three Months Ended March 31, 2009 (US$ thousands)
Revenues	$21,386	$26,736	$29,586
WVAS	19,921	23,246	23,658
Mobile Games	1,224	2,698	4,944
Wireless Internet Service	241	792	984

Cost of Revenue	$11,820	$13,585	$15,010
WVAS	10,717	12,201	12,470
Mobile Games	870	1,053	2,045
Wireless Internet Service	233	331	495

Gross profit	$9,566	$13,151	$14,576
WVAS	9,204	11,045	11,188
Mobile Games	354	1,645	2,899
Wireless Internet Service	8	461	489

Gross profit ratio	45%	49%	49%
WVAS	46%	48%	47%
Mobile Games	29%	61%	59%
Wireless Internet Service	3%	58%	50%

Revenues

WVAS revenues in 1Q09 increased 19% from 1Q08 and increased 2% from 4Q08 to $23.66 mn.  Revenues from 2.5G services accounted for approximately 20% of total WVAS revenues and revenues from 2G services represented the remaining 80%, compared to 74% in 4Q08.  The increase in 2G revenue as a percentage of total WVAS in 1Q09 was due to an increase in both IVR and CRBT revenues as we broadened our distribution channels for these 2G business lines while WAP and MMS each declined sequentially due to more stringent mobile operator policies leading up to and continuing after Consumer Day activities.

Total mobile games revenues in 1Q09 increased 304% from 1Q08 and 83% from 4Q08 to $4.94 mn.  Revenue from mobile multi-player online games (“MMO”) accounted for 15% of total game revenue, which was approximately $0.72 mn, an increase of 11% quarter-over-quarter and 379% over the same period last year.  MMO revenues benefited from the continued popularity and growth in the user base of “Tian Jie”, one of the leading mobile online games in China.  Revenue from downloadable offline games accounted for 85% of total game revenue, which was approximately $4.22 mn, an increase of 106% quarter-over-quarter and 293% over the same period last year.  Downloadable mobile game revenues increased significantly during the quarter as the Company continued to broaden our distribution channels, including our cooperation with Nokia.

Wireless internet service revenues were $ 0.98 mn in 1Q09, representing an increase of 24% from 4Q08 and 309% increase from the same period last year.  For 1Q09, wireless internet service revenues included revenues from wireless advertising as well as from premium services on the Kong.net wireless Internet site, including virtual item sales and cross-selling of our mobile game and WVAS services.  Previously, wireless Internet services revenues were mainly from wireless advertising.

Gross Profit

WVAS gross profit increased slightly in 1Q09 to $11.19 mn compared to $ 11.05 mn in 4Q08, a 22% increase compared to the same period last year or $ 9.20 mn. WVAS gross margin decreased slightly in the first quarter of 2009 to 47% compared with 48% in the fourth quarter of 2008, but was higher than the 46% WVAS gross margin level in 1Q08.  The small sequential decline in WVAS gross margins was due to the increased contribution of 2G services in the first quarter as 2G services generally have a lower gross margin compared to 2.5G services.

Mobile games gross profit for 1Q09 was $ 2.90 mn compared to $1.65 mn in 4Q08 and $0.35 mn in 1Q08, or an increase of 76% and 721% respectively. Mobile games gross margins however decreased slightly in the first quarter to 59% compared to 61% in the fourth quarter, but were still higher compared to 29% gross margins in the first quarter of 2008.  The slight decline in quarter over quarter gross margins was due to the higher mix of downloadable mobile games to online mobile games and some one-time content fees recognized during the quarter.

Wireless Internet gross profit for 1Q09 was $0.49 mn compared to $ 0.46 mn in 4Q08 and $8,000 in 1Q08.  Wireless Internet gross margins declined to 50% in 1Q09 compared to 58% in 4Q08 due to a decrease in wireless advertising revenues due to seasonal factors, increased costs associated with higher traffic on Kong.net and partner revenue share associated with billing for virtual item sales and other premium services on Kong.net.

Operating Expenses

	For the Three Months Ended March 31, 2008	For the Three Months Ended December 31, 2008	For the Three Months Ended March 31, 2009
Product development	3,576	$4,165	$4,848
Sales and marketing	5,422	5,816	4,077
General and administrative	1,667	3,571	3,018
Total Operating Expenses	$10,665	$13,552	$11,943

Product development expenses in 1Q09 were $4.85 million compared to $ 4.17 mn in 4Q08 or an increase of 16% quarter-over-quarter as we continued to invest in more product development resources during the quarter.

Sales and marketing expenses in 1Q09 were $ 4.08 million compared to $ 5.82 mn in 4Q08 and $ 5.42 mn in 1Q08, representing a decrease of 30% compared to 4Q08 and 25% from 1Q08.  The decrease in sales and marketing represents our initiative to focus more of our operational capital towards product development resources compared to branding activities, but expect 1Q09 sales and marketing spending to have been at a seasonal low due to the Chinese New Year period.

General and administrative expenses in 1Q09 were $3.02 million compared to $ 3.57 mn in 4Q08, or a decrease of 16% quarter-over-quarter.

The Company’s total headcount increased from 772 as of December 31, 2008 to 801 as of March 31, 2009 with the majority of our head count increase related to product development team increases.

Earnings

Net income and Non-GAAP net income in 1Q09 were $2.52 mn and $3.73 mn, respectively.  Diluted earnings per ADS and diluted Non-GAAP earnings per ADS were $0.07 and $0.10 for the first quarter, respectively.

Total diluted ADS outstanding as of March 31, 2009 was 36.74 mn, compared to 35.93 mn as of December 31, 2008.  The increase reflects newly granted restricted share units and options to employees under the equity incentive plan of the Company, with the dilutive impact being about 1.34 mn additional ADSs, compared with an additional 0.29 mn ADSs in 4Q08.  However, this was offset by 0.35 mn ADS repurchased in 1Q09 as part of our share repurchase plan.

Balance Sheet

●	As of March 31, 2009, the Company had $141.67 million in cash and cash equivalents.

●
On March 18, 2009, the Company closed the agreement with Nokia Growth Partners to receive $6,775,400 investment in the form of senior convertible notes.  We recognized $4,345,263 in the form of a debt discount, which will be amortized over five years.  Correspondingly, based on the relative fair value allocation, we also recognized additional paid in capital from the simultaneously issued warrants in the amount of $677,331 and additional paid in capital from the note’s beneficial conversion feature in the amount of $3,667,932.  In the first quarter of 2009, the amortization of the debt discount was $13,631, and debt interest payable was $20,678.

Stock Repurchase Program:

As of March 31, 2009, a total of 568,994 ADSs of the Company (representing 22,759,760 ordinary shares), were repurchased at an average price of $4.0761 per ADS as part of the Company’s share repurchase program, which began on November 18, 2008.  This aggregate figure includes the 223,090 ADRs repurchased before December 31, 2008, (representing 8,923,600 ordinary shares).

Business Outlook:

Based on information available on May 14, 2009, the Company expects total revenues for the second quarter of 2009 to be between $30.5 million and $31.5 million.

Conference Call:

The Company’s management team will conduct a conference call at 8:30 am Beijing time on May 14 (8:30 pm Eastern time and 5:30 pm Pacific time on May 13, 2009).  A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

(Footnotes:
On March 27, 2009, the Company entered into an agreement with Mailifang to acquire 100% of its equity interest for a total consideration of RMB 14 mn (approximately USD 2.07 mn), consisting of RMB 5.05 mn (approximately USD 0.74 mn) in cash and RMB 9.08 mn (approximately USD 1.33 mn) satisfied by waiving receivables from former shareholders of Mailifang. In addition, at the time of acquisition, the Company estimates that Mailifang had approximately RMB 1.83 mn (approximately USD 0.27 mn) in cash and RMB 0.22 mn (approximately USD 0.03 mn) in net current assets on its balance sheet and therefore estimates that the net cash outlay from the Company would be roughly RMB 3.0 mn (approximately USD 0.44 mn) taking into account waived receivables and available Mailifang cash and other current assets. The acquisition was closed on April 1, 2009.)

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except per share data, and share count)
(Unaudited)

	For the Three Months Ended March 31, 2008	For the Three Months Ended December 31, 2008	For the Three Months Ended March 31, 2009
Revenues	$21,386	$26,736	$29,586
Cost of revenues	11,820	13,585	15,010
Gross profit	9,566	13,151	14,576
Operating expenses
Product development	3,576	4,165	4,848
Sales & marketing	5,422	5,816	4,077
General & administrative	1,667	3,571	3,018
Total operating expenses	10,665	13,552	11,943
Operating profit (loss)	(1,099)	(401)	2,633
Interest income	1,273	1,103	1,032
Interest expense on convertible notes	-	-	34
Income before tax expense	174	702	3,631
Income tax expense	86	180	1,110
Net income	$88	$522	$2,521

Basic earnings per ADS	$0.00	$0.01	$0.07
Diluted earnings per ADS	$0.00	$0.01	$0.07
Weighted average ADS outstanding (million)	35.58	35.64	35.40
Weighted average ADS used in diluted EPS calculation (million)	35.93	35.93	36.74

 KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the Three Months Ended March 31, 2008	For the Three Months Ended March 31, 2009
Cash Flows From Operating Activities
Net Income	$88	$2,521
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	671	1,014
Depreciation and amortization	746	622
Disposal of property and equipment	-	(4)

Amortization of the debt discount	-	14
Changes in operating assets and liabilities	810	(2,809)
Net Cash Provided by Operating Activities	2,315	1,358
	-
Cash Flows From Investing Activities
Purchases of subsidiaries, net of cash acquired	-	(729)
Purchase of long-term investment	(1,500)	-
Purchase of property and equipment	(328)	(281)
Proceeds from disposal of property and equipment	-	4
Net Cash Used in Investing Activities	(1,828)	(1,006)

Cash Flows From Financing Activities
Proceeds from issuance of Convertible Note	-	6,775
Proceeds from exercise of share options	-	36
Stock Repurchase	-	(1,559)
Net Cash Provided by Financing Activities	-	5,252

Effect of foreign exchange rate changes	3,981	7

Net increase in Cash and Cash Equivalents	$4,468	$5,611
Cash and Cash Equivalents, Beginning of Period	$122,343	$136,054
Cash and Cash Equivalents, End of Period	$126,811	$141,665

KongZhong Corporation
Condensed Consolidated Balance Sheets
 (US$ thousands)
(Unaudited)

	March 31, 2008	December 31, 2008	March 31, 2009
Cash and cash equivalents	$126,811	$136,054	$141,665
Accounts receivable (net)	15,874	16,196	19,216
Other current assets	4,381	3,389	3,700
Total current assets	147,066	155,639	164,581

Rental deposits	465	524	529
Intangible assets (net)	1,132	674	652
Property and equipment (net)	3,357	3,368	3,159
Long-term investments	1,500	2,964	2,963
Goodwill	36,361	15,683	16,564
Total assets	$189,881	$178,852	$188,448

Accounts payable	$7,547	$10,792	$9,329
Other current liabilities	5,420	7,316	9,556
Total current liabilities	12,967	18,108	18,885

Convertible notes	-	-	2,464
Non-current deferred tax liability	147	56	44
Total liabilities	$13,114	$18,164	$21,393

Shareholders’ equity	176,767	160,688	167,055
Total liabilities & shareholders’ equity	$189,881	$178,852	$188,448

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense and interest expense on convertible notes.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended March 31, 2008 (US$ thousands)	For the Three Months Ended December 31, 2008 (US$ thousands)	For the Three Months Ended March 31, 2009 (US$ thousands)
GAAP Net Income	$88	$522	$2,521
Share-based compensation	671	418	1,014
Interest expense on convertible notes	-	-	34
Amortization of intangibles	189	152	159
Non-GAAP Net Income	$948	$1,092	$3,728

Non-GAAP diluted net income per ADS (Note 1)	$0.03	$0.03	$0.10

Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to employee share based compensation.

About KongZhong:

KongZhong Corporation is a leading mobile Internet company in China.  The Company delivers wireless value-added services to consumers in China through multiple technology platforms including WAP, multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT).  The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.  The Company also designs and operates mobile games, including mobile online games, JAVA games and WAP games.

Safe Harbor Statement:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:		Media Contact:
Jay Chang		Xiaohu Wang
Chief Financial Officer		Manager
Tel.:	(+86-10) 8857 6000	Tel:	(+86-10) 8857 6000
Fax:	(+86-10) 8857 5891	Fax:	(+86-10) 8857 5900
E-mail:	ir@kongzhong.com	E-mail:	xiaohu@kongzhong.com